NOTARIAL CERTIFICATE

TO ALL TO WHOM these presents shall come I, WENDY WONG, NOTARY PUBLIC, duly authorised and appointed practising in the Republic of Singapore DO HEREBY CERTIFY the genuineness of the signature of NG MUI HONG on the document hereunto annexed, such signature having been this day subscribed in my presence by NG MUI HONG (holder of Singapore Passport No. E1725298B).

IN FAITH AND TESTIMONY whereof I have hereunto subscribed my name and affixed my seal of office at Singapore this 26th day of April Two thousand and thirteen (2013).

Notary Public
Singapore

NOTARY PUBLIC
Wendy Wong
N2013/0353
1 Apr 2013 – 31 Mar 2014
SINGAPORE

UMeWorld Limited
(the "Company")

Certificate of Translation
Pursuant to the BVI Business Companies Regulations 2012

I, NG MUI HONG of 80 Raffles Place #16-20 UOB Plaza 2, Singapore 48624 hereby certify that:

1. 你我世界有限公司 is the translation of the Company's name into Chinese characters.

2. 你我世界有限公司 means UMeWorld in Chinese.

3. I have the necessary competence in both Chinese and English to translate the meaning of the Chinese characters into English and the translation is correct to the best of my knowledge and belief.

4. I have translated the above Chinese characters into English to the best of my ability.

.... Name: NG MUI HONG Capacity: Translator Vistra Corporate Services (SEA) Pte Ltd 80 Raffles Place #16-20 UOB Plaza 2 Singapore 048624 Date: 26 April 2013	.... Name: NG MUI HONG Capacity: Translator Vistra Corporate Services (SEA) Pte Ltd 80 Raffles Place #16-20 UOB Plaza 2 Singapore 048624

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